

PRINCETON
CAPITAL CORPORATION

March 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Princeton Capital Corporation – Commission File No. 814-00710
Rule 17g-1(g) Fidelity Bond Filing – Extension to Fidelity Bond

Dear Sir or Madam:

On behalf of Princeton Capital Corporation (the "Company"), enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1. a copy of an amendment to the Company's executed fidelity bond previously filed via EDGAR on May 17, 2022 (the "Fidelity Bond"), reflecting the extension of the period of the Fidelity Bond to May 13, 2023;

2. a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond and a statement as to the period for which premiums have been paid;

3. the extension of the Fidelity Bond will cover the period from March 13, 2023 to May 13, 2023; and

4. the premium has been paid for the extension period from March 13, 2023 to May 13, 2023.

If you have any questions regarding this submission, please do not hesitate to call me at (978) 794-3366.

Very truly yours,

/s/ Gregory J. Cannella
Gregory J. Cannella
Chief Financial Officer and Secretary

Enclosures

CERTIFICATE OF SECRETARY

The undersigned, Gregory J. Cannella, Secretary of Princeton Capital Corporation, a Maryland corporation (the "Company"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "SEC") in connection with the filing of an amendment extending the period to May 13, 2023 of the Company's fidelity bond (the "Bond") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as <u>Exhibit A</u> is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the extension of the Bond.

4. The premium has been paid for the extension period from March 13, 2023 to May 13, 2023.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 16th day of March, 2023.

/s/ Gregory J. Cannella
Gregory J. Cannella
Chief Financial Officer and Secretary

EXHIBIT A

PRINCETON CAPITAL CORPORATION
RESOLUTIONS OF THE BOARD OF DIRECTORS

March 13, 2023

<u>APPROVAL OF EXTENSION TO FIDELITY BOND</u>

WHEREAS, pursuant to Rule 17(g) of the Investment Company Act of 1940, as amended (the "1940 Act"), the Company is required to maintain adequate coverage under a bond issued by a reputable fidelity insurance company against larceny and embezzlement, covering each officer and employee of the Company, who may have access to securities or funds of the Company, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities;

WHEREAS, the Company is insured under a Financial Institution Investment Company Asset Protection Bond issued by Federal Insurance Company against loss in the cumulative aggregate amount of $450,000;

WHEREAS, the fidelity bond is scheduled to expire on March 13, 2023 and the Company will need to renew or purchase a fidelity bond for coverage beyond that date in order to comply with the 1940 Act; and

WHEREAS, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the Company, as such term is defined under the 1940 Act (the "Non-Interested Directors"), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond.

NOW, THEREFORE, BE IT RESOLVED: That the Board, including all of the Non-Interested Directors, hereby approves the extension of the Company's current fidelity bond to May 13, 2023;

AND BE IT FURTHER RESOLVED: That the Board, including all of the Non-Interested Directors of the Company, hereby acknowledge and agree that $450,000 is a reasonable amount of fidelity bond coverage to be maintained in accordance with relevant requirements.

AND BE IT FURTHER RESOLVED: That the extension of the Company's fidelity bond to May 13, 2023 in the face amount of $450,000 written by Federal Insurance Company, Bond Number 82413997 is hereby approved, authorized and ratified by the Board and all of the Non-Interested Directors.

AND BE IT FURTHER RESOLVED: That the appropriate officers of the Company are authorized and directed, for and on behalf of the Company, to take all action and make all filings required by Rule 17g-1(g) under the 1940 Act.

AND BE IT FURTHER RESOLVED: That any and all actions previously taken by the Company or any of its directors, officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company.

FEDERAL INSURANCE COMPANY

Endorsement No.: 7

Bond Number: 82413997

NAME OF ASSURED: PRINCETON CAPITAL CORPORATION

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   March 13, 2022
                                                to   12:01 a.m. on   May 13, 2023

This Endorsement applies to loss discovered after 12:01 a.m. on March 13, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 2, 2023   By _____
                                                                                        Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)